January 8, 2009

Via U.S. Mail and Facsimile

Donald T. Grimes
Chief Financial Officer
Keystone Automotive Operations, Inc.
44 Tunkannock Avenue
Exeter, Pennsylvania 18643

> RE: Keystone Automotive Operations, Inc.
>   Form 10-K for the fiscal year ended December 29, 2007
>
> **File No. 333-112252**

Dear Mr. Grimes:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Linda Cvrkel
                            Branch Chief

Via facsimile: Donald T. Grimes, Chief Financial Officer
                      570-655-8203